United States securities and exchange commission logo





                          October 14, 2022

       Adam Sachs
       Chief Executive Officer
       Vicarious Surgical Inc.
       78 Fourth Avenue
       Waltham, MA 02451

                                                        Re: Vicarious Surgical
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267785

       Dear Adam Sachs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Edwin C. Pease, Esq.